UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Backyard Soda Co, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 18, 2019

Physical address of issuer
31180 Cinnamonwood, Evergreen, CO 80439

Website of issuer
www.backyardsodas.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036

Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
October 28, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$77,395.84	$0.00
Cash & Cash Equivalents	$5,862.69	$0.00
Accounts Receivable	$2,352.92	$0.00
Short-term Debt	$33,911.07	$0.00
Long-term Debt	$19,326.00	$0.00
Revenues/Sales	$52,984.14	$0.00
Cost of Goods Sold	$39,627.95	$0.00
Taxes Paid	$441.68	$0.00
Net Income	-$58,342.60	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 18, 2019

FORM C/A

Up to $107,000.00

Backyard Soda Co, Inc.



Explanatory Note

Backyard Soda Co, Inc. is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on September 11, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Backyard Soda Co, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.backyardsodas.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to

or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 18, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.backyardsodas.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Backyard Soda Co, Inc. (the "Company") is a Delaware Corporation, incorporated on April 18, 2019. The Company was originally formed on September 28, 2012 as Backyard Soda Co, LLC, under the laws of Colorado. The Company converted to a Delaware corporation on April 18, 2019**.**

The Company is located at 31180 Cinnamonwood, Evergreen, CO 80439.

The Company's website is www.backyardsodas.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Backyard Soda currently has two product offerings, ready-to-drink CBD-infused sodas and simple syrups. The sodas are made from a mixture of sparkling water, 15mg of cannabinoid ("CBD"), and uniquely flavored syrups. The syrups are made by Backyard Soda and comprise whole natural ingredients. The CBD is sourced from locally grown hemp. Backyard Soda aims to keep the ingredient list and soda flavor as simple and natural as possible. Our products can be purchased from retailers individually and in six-packs. The Company currently offers three flavors of soda:
•   Lavender lemon
•   Ginger lime
•   Mango jalapeno

Backyard Soda currently sells five flavors of simple syrups: ginger lime, lavender lemon, mango jalapeno, Madagascar vanilla bean, and true grenadine. All syrups are made with whole natural ingredients. The syrups are intended to be mixed with sparkling water or cocktails to add extra flavor. Adding one serving of syrup (~31ml) makes about five drinks. Syrups are sold through the Backyard Soda website, retailers, and Amazon in 375ml bottles that can be used for 10-12 servings. Several of the syrups (lavender lemon, ginger lime, and mango jalapeno) are used as the base ingredient for the Company's CBD-infused sodas.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 28, 2019
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was originally formed on September 28, 2012 as Backyard Soda Co, LLC, under the laws of Colorado. The Company converted to a Delaware corporation on April 18, 2019. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our CBD-infused sodas will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt, aluminum cans, glass bottles, or plastic containers which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely

on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our products.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jonathon Schultz, Shawn Walker, and Leah Schultz who are the CEO, Director of Business Development, and Administration Manager, respectively. The Company has or intends to enter into employment agreements with Jonathon Schultz, Shawn Walker, and Leah Schultz although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathon Schultz, Shawn Walker, and Leah Schultz or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jonathon Schultz, Shawn Walker, and Leah Schultz in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jonathon Schultz, Shawn Walker, and Leah Schultz die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memo, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In United States vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

On January 4, 2018, Attorney General Jeff Sessions issued a memorandum to all Unites States Attorneys concerning marijuana enforcement, stating "Given the Department's well-established general principles, previous nationwide guidance specific to marijuana enforcement including the Cole Memo is unnecessary and is rescinded, effective immediately". However, Donald Trump subsequently signaled that he would support congressional efforts to protect those states that had legalized marijuana. Sessions resigned as Attorney General on November 7, 2018.

In April 2019, the Strengthening the Tenth Amendment Through Entrusting States ("STATES") Act was reintroduced in the United States Senate by a bipartisan group of lawmakers. The STATES Act would, in part, amend the federal Controlled Substances Act such that its provisions would not apply to any individual acting in accordance with state or tribal marijuana laws.

Furthermore, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Accordingly, the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") established suspicious activity reporting guidelines for those banks serving marijuana related businesses that complemented the Cole Memo's eight priorities.

Sessions' rescission of the Cole Memo has not resulted in an increase in financial crimes enforcement against cannabis-related businesses, likely because FinCEN did not rescind its marijuana banking guidance.

Federal prosecutors have significant discretion, and there is no guarantee that the federal prosecutor in those judicial districts in which we conduct business will not choose to strictly enforce federal laws governing cannabis production or distribution. At this time, it is unknown if the STATES Act will become law or if the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014 and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.

Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our effective tax rate depends on how large our ratio of nondeductible expenses is to our total revenues, but it can be as high as 90%. This relatively higher tax rate will affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.

Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Assets leased to cannabis businesses may be forfeited to the federal government.
Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could

damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of aluminum and fresh ingredients. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices, and salt as well as aluminum cans, glass bottles, or plastic containers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply

interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce, and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for CBD can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a CBD supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing CBD-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the CBD distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. During the year ended December 31, 2018, approximately 100% of our sales came from sales of our syrups. All of our secondary products represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing types of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among CBD food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding CBD products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the health benefits of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a third-party co-packer with two locations to manufacture all of our products.

We currently have one co-packing agreement for our products. Our co-packing agreement with our principal co-packer was signed in November 2017 and lasts indefinitely unless either party provides notice of cancellation of at least 30 calendar days. Our dependence on co-packers puts us at substantial risk in our operations. The loss of this co-packer or the inability of the co-packer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

We rely, in part, on our third-party co-packers to maintain the quality of our products.

The failure or inability of these co-packers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-packers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-packers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as WholeFoods, require our third-party co-packer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-packer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-packer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-packer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt. In addition, we purchase and use significant quantities of aluminum cans, glass bottles, plastic containers to package our products. In recent periods, the prices of aluminum, vanilla, above their respective averages and we have realized some negative effects from these high prices in the form of higher cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ginger, lavender, mangoes, jalapenos, pomegranates and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our co-packing facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 79.78% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Backyard Soda currently has two product offerings, ready-to-drink CBD-infused sodas and simple syrups. The sodas are made from a mixture of sparkling water, 15mg of CBD, and uniquely flavored syrups. The syrups are made by Backyard Soda and comprise whole natural ingredients. The CBD is sourced from locally grown hemp. Backyard Soda aims to keep the ingredient list and soda flavor as simple and natural as possible. Our sodas can be purchased from retailers individually and in six-packs. The company currently offers three flavors:
•   Lavender lemon
•   Ginger lime
•   Mango jalapeno

Backyard Soda currently sells five flavors of simple syrups; ginger lime, lavender lemon, mango jalapeno, Madagascar vanilla bean, and true grenadine. All syrups are made with whole natural ingredients. The syrups are intended to be mixed with sparkling water or cocktails to add extra flavor. Adding one serving of syrup (~31ml) makes about five drinks. Syrups are sold through the Backyard Soda website, retailers, and Amazon in 375ml bottles that can be used for 10-12 servings. Several of the syrups (lavender lemon, ginger lime, and mango jalapeno) are used as the base ingredient for our CBD-infused sodas.

Business Plan

Backyard Soda sell simple syrups and ready-to-drink beverages to stores, on-premise accounts, and directly to consumers. The Company works with food brokers and distributors for placement into grocery stores, convenience stores, and liquor stores. It provides wholesale pricing to stores and on-premise accounts (i.e. bars and restaurants). Additionally, the Company sells its simple syrups directly to consumers through its website and third-party websites (e.g. Amazon).

Backyard Soda sells its CBD-infused sodas in single bottles and six-packs to stores, and in gallon and half-gallon packaging to on-premise locations. Eventually, Backyard Soda would like to add a monthly subscription service providing consumers with single-serve syrup-infused packets for at-home carbonation machines.

Currently, Backyard Soda sells its CBD-infused sodas to wholesale distributors for $2.375 per can. The suggested retail price for a can is between $4.39 and $4.99. Its syrups (375ml) sell for $12.99 on the Backyard Soda website and $22.99 on Amazon.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Simple syrup	We sell 5 flavors of simple syrup at retail, Ginger Lime, Mango Jalapeno, Lavender Lemon, Madagascar Vanilla, and True Grenadine. These products are sold in 375ml bottles. We also sell these Root Beer, Raspberry, and Blueberry flavors in gallon packaging to on-premise wholesale customers.	Our current market is wholesale distributors, on-premise (bars, restaurants, and breweries), specialty stores, and directly to consumers (DTC online).
CBD-infused canned soda	Our canned sodas come in 3 flavors, ginger lime, mango jalapeno, and lavender lemon. Cans are 12oz and can be bought from retailers individually or in 6-packs. Each can of soda contains 15mg of CBD. The flavor is provided from our simple syrups.	Our current market is wholesale distributors, on-premise (bars, restaurants, and breweries), and specialty stores.

Future anticipated products include additional flavors of syrups and canned sodas. We are currently developing 10-12 recipes that could be added to the product line. We also may look to add a bag-in-box (BIB) packaging line to on-premise customers that are looking to create a fountain drink option for customers.

We currently have a distribution agreement with LoCo Food Distribution, a Colorado focused food and beverage distributor that services grocery stores, liquor stores, convenience stores, on-premise locations, and specialty stores. We also have some self-distribution to areas that are not served by our current distribution partners, and ship syrups directly to consumers from online sales.

Competition

The Company's primary competitors are Recess, Queen City Hemp, Sprig, Sweet Reason and Weller.

We are well positioned in the soda and natural foods market. We use whole ingredients to create our flavors. We do not use lab created "natural flavors" in our beverages or syrups. This allows us to differentiate our products due to our minimal ingredient list.

Customer Base

Our customers include grocery stores, liquor stores, on premise restaurants, bars, breweries, salons, distributors, e-commerce and specialty shops.

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
State of Colorado	Sales Tax License	Allows us to sell product at events	December 31, 2019

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 31180 Cinnamonwood, Evergreen, CO 80439

The Company conducts business in the United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	40.00%	$10,000	18.69%	$20,000
Research and Development	0.00%	$0	6.54%	$7,000
Manufacturing	30.00%	$7,500	23.36%	$25,000
Future Wages	30.00%	$7,500	42.06%	$45,000
General Working Capital	0.00%	$0	9.35%	$10,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance or upon the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Changes in general market conditions, manufacturing needs, and consumer demand.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions & Offices Held at the Company	Principal Occupation & Employment Responsibilities for the Past 3 Years
Jonathon Schultz	CEO (January 2018 – present) Responsible for managing all operations, product management, and sales.	Advisor / Co-founder, Trigram Software (July 2009 – present) Responsible for advising the company and employees on internal systems such as inventory management and scheduling, and advising on day-to-day business operations.

		Product Manager / Founder, Phoncert (April 2013 – October 2017) Responsible for overseeing cross-functional teams and delivering a mobile fan engagement platform from idea to launch.
Leah Schultz	Administrative Manager, (January 2018 – Present) Responsible for all accounting functions, administrative duties, and monthly payroll.	Bookkeeper, Trigram Software (June 2009 – present) Responsible for all bookkeeping and administrative duties. Bookkeeper, Independent Contractor (March 2013 – present) Responsible for all bookkeeping duties, sales tax and 1099's management, and processing monthly payroll for local companies.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in CO, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Shawn Walker	PIIA, Employment Agreement,	July 8, 2019	N/A
Leah Schultz	PIIA	April 18, 2019	N/A
Jonathan Schultz	PIIA	April 18, 2019	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	5,000,000
Amount outstanding	1,002,710
Voting Rights	Standard common stock voting right including right to vote in proposed operational alterations; and elect Board of Directors
Anti-Dilution Rights	88,882 shares (representing 8% ownership) have anti-dilution protection; requiring the Company to issue additional shares to investor for no additional consideration; until immediately prior to a bona fide equity financing event in which the Company issues capital stock for aggregate proceeds of at least $250,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Additionally, the company has 108,327 options of common stock reserved for stock plans pursuant to its stock incentive plan.

Type of security	Convertible Note
Amount outstanding	$100,000
Voting Rights	No voting rights
Interest Rate	8% per annum
Maturity Date	Note holder has option to convert note into equity, hold note, or demand payment of principal amount plus interest, at any time on or after April 18, 2021 if the note has not already converted.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$100,000.00	Operations, marketing, and manufacturing	April 18, 2019	4(a)(2)s

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	88,882	$30,000.00	Operations, marketing, and manufacturing	April 18, 2019	4(a)(2)

The Company has the following debt outstanding:

Type of debt	Unsecured Promissory Note
Name of creditor	Leah and Jonathon Schultz
Amount outstanding	$31,152 as of August 31, 2019
Interest rate and payment schedule	5% per annum. Note was paid in monthly installments of $558.00 (see "Other material terms below")
Describe any collateral or security	Unsecured
Maturity date	October 1, 2025
Other material terms	This note was amended in August 2019, removing monthly installments and stipulating remaining principal amount plus accrued interest to be paid upon maturity. Please see "Related Party Transactions" below for more information.

Type of debt	Credit Card
Name of creditor	Chase Bank
Amount outstanding	$23,684.72 as of June 30, 2019
Interest rate and payment schedule	18.24%
Describe any collateral or security	Unsecured
Maturity date	N/A
Other material terms	N/A

Additionally, the company has the above referenced convertible note ($100,000 principal amount).

Ownership

A majority of the Company is owned by the co-founders. Jonathan Schultz and Leah Schultz each own 39.89%, representing a combined ownership of 79.78%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jonathan Schultz	39.89%
Leah Schultz	39.89%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$11,034.00	-$20,271	$441.00

Operations

We generate substantially all of our revenue from syrup sales. For the year ended December 31, 2018, we recorded revenue of $52,984.14, and incurred a net loss of -$58,342.60. The Company began business operations in September 2012; however, it was purchased by its current majority shareholders, Jonathan and Leah Schultz, in January 2018 from a third-party. Our primary expenses are the cost of syrup production and wage expenses for owners and employees. As the Company scales production and operations, wage expenses and production costs are expected to rise.

The Company intends to improve its net loss within the next 12 months by generating additional revenue through increased sales to distributors, on-premise accounts, and retail accounts. In addition, the Company has added a new product line of soda cans in 2019 which the Company believes will generate additional top line sales and enable higher profitability.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $75,055 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company is currently conducting a concurrent offering of convertible notes pursuant to the registration exemption provided by Section 4(a)(2) of Regulation D of the Securities Act of 1933, as amended. The Company is seeking to raise up to $750,000 between this crowdfunding offering and in the concurrent offering. Thus far, $100,000 of the $750,000 has been invested by CanopyBoulder.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000.00 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 28, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Shares, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$2,500,000.00 ($2.5 million)

Discount
20.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Shares by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE

INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Jonathan and Leah Schultz
Relationship to the Company	Co-founders and majority shareholders
Total amount of money involved	$39,345.00
Benefits or compensation received by related person	An unsecured promissory note yielding 5% interest per annum. Outstanding principal balance plus accrued interest is due upon maturity (as amended August 2019).
Benefits or compensation received by Company	Additional operating capital
Description of the transaction	Loan from company founders, Jonathon and Leah Schultz, to the Company.
Additional Material Information	Note matures on October 1, 2025. Please see "Debt Outstanding" section above for more information.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jonathan Schultz
(Signature)

Jonathan Schultz
(Name)

Founder & CEO
(Title)

October 18, 2019
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

I, Jonathan Schultz, being the founder of Backyard Sodas Co, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and 2017 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018 and 2017, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   The tax return information of the Company included in this Form C/A reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December, 31, 2018.

/s/Jonathan Schultz
(Signature)

Jonathan Schultz
(Name)

Founder & CEO
(Title)

October 18, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

Backyard Soda Co

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon	-15.77
Cash on Hand	103.00
Chase 0082	5,809.84
Paypal	-34.38
Total Bank Accounts	**$5,862.69**
Accounts Receivable	
Accounts Receivable (A/R)	2,352.92
Total Accounts Receivable	**$2,352.92**
Other Current Assets	
Inventory Asset	7,668.00
Undeposited Funds	168.00
Total Other Current Assets	**$7,836.00**
Total Current Assets	**$16,051.61**
Fixed Assets	
Furniture & Fixtures	0.00
Total Fixed Assets	**$0.00**
Other Assets	
Acc Amortization	-3,993.00
Goodwill/Intangibles	65,337.23
Total Other Assets	**$61,344.23**
TOTAL ASSETS	**$77,395.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	331.26
Total Accounts Payable	**$331.26**
Credit Cards	
Credit Card- To reconcile	5,745.97
Jonathan Credit Card 6749	11,708.81
Leah Credit Card 0447	1,781.16
Libby Credit Card 2946	278.56
Total Credit Card- To reconcile	**19,514.50**
Paypal Credit	53.91
Total Credit Cards	**$19,568.41**
Other Current Liabilities	
Sales Tax Payable	11.40
Schultz Loan	14,000.00
Total Other Current Liabilities	**$14,011.40**

	TOTAL
Total Current Liabilities	**$33,911.07**
Long-Term Liabilities	
Notes Payable- SchultzLoan	19,326.00
Total Long-Term Liabilities	**$19,326.00**
Total Liabilities	**$53,237.07**
Equity	
Member Equity	
Jonathan	33,752.56
Leah	33,752.56
Libby	14,996.25
Total Member Equity	**82,501.37**
Opening Balance Equity	0.00
Retained Earnings	
Net Income	-58,342.60
Total Equity	**$24,158.77**
TOTAL LIABILITIES AND EQUITY	**$77,395.84**

Backyard Soda Co

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-58,342.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,352.92
Inventory Asset	-7,668.00
Acc Amortization	3,993.00
Goodwill/Intangibles	-65,337.23
Accounts Payable (A/P)	331.26
Credit Card- To reconcile	5,745.97
Credit Card- To reconcile:Jonathan Credit Card 6749	11,708.81
Credit Card- To reconcile:Leah Credit Card 0447	1,781.16
Credit Card- To reconcile:Libby Credit Card 2946	278.56
Paypal Credit	53.91
Sales Tax Payable	11.40
Schultz Loan	14,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-37,454.08**
Net cash provided by operating activities	**$ -95,796.68**
INVESTING ACTIVITIES	
Furniture & Fixtures	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Notes Payable- SchultzLoan	19,326.00
Member Equity:Jonathan	33,752.56
Member Equity:Leah	33,752.56
Member Equity:Libby	14,996.25
Opening Balance Equity	0.00
Net cash provided by financing activities	**$101,827.37**
NET CASH INCREASE FOR PERIOD	**$6,030.69**
CASH AT END OF PERIOD	**$6,030.69**

Backyard Soda Co

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Discounts	1.00
Income	42,525.16
Maket Sales- Non- taxable	2,493.00
Market Sales- taxable	6,050.10
Total Income	**51,068.26**
Sales of Product Income	1,699.90
Services	55.08
Tips	159.90
Total Income	**$52,984.14**
Cost of Goods Sold	
Cost of Goods Sold	2,566.00
COGS- Shipping	929.19
Ingredients	14,625.34
Kitchen Rental	12,013.28
Supplies and Materials	9,494.14
Total Cost of Goods Sold	**39,627.95**
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$39,627.95**
GROSS PROFIT	**$13,356.19**
Expenses	
Advertising & Marketing	9,451.97
Event Expense	1,298.45
Website Fees	29.00
Total Advertising & Marketing	**10,779.42**
Amortization	3,993.00
Bank Fee	127.50
Continuing Education	90.00
Contract Work	444.00
Donations	150.00
Dues & subscriptions	1,584.41
Event Fees	5,401.65
Guarantee Payment- Jonathan Schultz	8,000.00
Guarantee Payment- Leah Schultz	9,600.00
Guarantee Payments- Libby Tegeler	22,250.00
Insurance	430.90
Interest Charge	1,854.57
Inventory Adjustment	0.00
Meals & Entertainment	105.86
Merchant Fees	159.77
Office Supplies	884.31
Parking	49.25
Postage and Delivery	239.59

	TOTAL
Rent	0.00
Research and Development	818.90
Square fee	66.67
Storage Facility	1,205.14
Supplies & Materials	49.13
Taxes	410.55
Boulder Sugar Tax	25.00
Taxes Paid to Vendor	6.13
Total Taxes	**441.68**
Travel	70.28
Total Expenses	**$68,796.03**
NET OPERATING INCOME	$ -55,439.84
Other Expenses	
Other Miscellaneous Expense	307.50
Small Equipment Purchases	2,595.26
Total Other Expenses	**$2,902.76**
NET OTHER INCOME	$ -2,902.76
NET INCOME	$ -58,342.60

EXHIBIT B
Company Summary





Company: Backyard Soda Co.

Market: Cannabis and beverages

Product: CBD-infused soda and uniquely flavored syrups

Company Highlights
- CanopyBoulder Summer 2019 graduate
- Products sold in Whole Foods in Colorado
- Raised $130,000 in funding so far this year from CanopyBoulder
- Began selling its CBD-infused sodas in July 2019

EXECUTIVE SNAPSHOT

Backyard Soda initially produced and sold uniquely flavored syrups comprising whole natural ingredients used to flavor sparkling water and cocktails. After learning of the potential benefits of CBD and widespread consumer interest[i], the company began looking for ways to incorporate it into its products. Following its graduation from CanopyBoulder's Summer 2019 accelerator program, Backyard Soda began selling CBD-infused sodas flavored with its natural syrups, utilizing locally sourced hemp.

Backyard Soda currently sells its syrups through retail stores in Colorado, including Whole Foods, and plans to begin increasing distribution of its CBD-infused sodas in the coming months throughout Colorado and Illinois. Thus far in 2019, the company has raised $130,000 in total funds, all from CanopyBoulder, as part of its accelerator program.





PERKS

*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

Following a successful raise, Backyard Soda is planning to host an investor party in Denver, Colorado for all investors who meet the minimum investment amounts outlined below. At the party, investors will have the opportunity to try Backyard Soda products, meet and talk with the Backyard Soda team, listen to music entertainment, and explore Denver.

$250 - One ticket to the investor party and mixed six-pack of CBD-sodas
$500 – Two tickets to the investor party, mixed six-pack or six-pack of choice of CBD-sodas, hat, and a koozie
$1,000 – Two tickets to the investor party, mixed six-pack or six-pack of choice of CBD-sodas, koozie and food truck voucher
$2,500 – Two tickets to the investor party, choice of two six-packs CBD-sodas, koozie, and food truck voucher
$5,000 - Two tickets to the investor party, choice of two six-packs CBD-sodas, koozie, food truck voucher, uber voucher, and hotel for one night
$10,000 - Two tickets to the investor party, choice of two six-packs CBD-sodas, koozie, food truck voucher, uber voucher, hotel for one night, and flight to Denver for one (flight voucher not to exceed $400)
$15,000 - Two tickets to the investor party, 12-pack of CBD-sodas of all three flavors, koozie, food truck voucher, uber voucher, hotel for one night, and flight to Denver for two (flight vouchers not to exceed $400)

COMPANY SUMMARY

Opportunity

In 2018, the U.S. Farm Bill designated hemp (from which cannabidiol [CBD] is derived) as an agricultural crop and made it legal to farm nationwide.[ii] According to a study by Harvard University, CBD is commonly used to address health issues such as anxiety, insomnia, and chronic pain. The strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet Syndrome and Lennox-Gastaut syndrome (LGS).[iii] Due to an increase in consumer interest, companies began bringing CBD-based products, such as CBD-infused beverages, to market to meet growing demand.[iv] According to Zenith Global, a market research firm, U.S. sales of CBD-based drinks reached $86 million in 2018 and are projected to reach $1.4 billion by 2023.[v] Large alcohol brands like Molson Coors, Anheuser-Busch InBev, and Heineken have noticed the potential and have invested in cannabis-infused (e.g. CBD) drinks as a result.[vi] In fact, Constellation Brands – the number three beer company in the U.S. - made a $4 billion investment in Canopy Growth, a cannabis and hemp consumer products company, in August 2018.[vii] Additionally, beverage companies such as Coca-Cola, Pepsi, and Starbucks have indicated interest in cannabis-based or -infused beverages.[viii]

Backyard Soda was initially founded as a soda cart selling sodas, flavored teas, snow-cones, and slushies made with its uniquely flavored syrups on streets and in backyards in Denver, Colorado. It developed a strong local following which encouraged the company to begin bottling the syrups to sell through retail channels. As Backyard Soda grew, its founders began to learn more about the hemp plant and its potential use cases and benefits. The founders discovered CBD helped them feel better, sleep better, and feel more relaxed. After going through the



CanopyBoulder accelerator program, Backyard Soda began selling its CBD-infused sodas in August 2019. Leveraging existing distribution and manufacturing relationships, the company is currently selling its sodas in several retail stores and on-premise locations in Colorado. With the proceeds from this crowdfunding raise, Backyard Soda is looking to increase its production capacity, hire sales and marketing staff, and increase its advertising efforts.

Product

Backyard Soda currently has two product offerings, CBD-infused sodas and simple syrups. The company initially focused on its simple syrups. However, in 2019 it began shifting its focus to CBD-infused sodas.

CBD-Infused Soda

Backyard Soda produces ready-to-drink flavored sodas infused with full spectrum hemp extract (CBD). The sodas are made from a mixture of sparkling water, 15mg of CBD, and uniquely flavored syrups. The syrups are made by Backyard Soda and comprised of whole natural ingredients. The CBD is sourced from locally grown hemp. Backyard Soda aims to keep the ingredient list and soda flavor as simple and natural as possible. Cans can be purchased from retailers individually and in six-packs. The company currently offers three flavors:

- Lavender lemon
- Ginger lime
- Mango jalapeno



BACKYARD SODA CO
lavender-lemon
15MG CBD
SMALL BATCH SPARKLING SODA
12 FL OZ (355 ml)
BACKYARD SODA CO
ginger-lime
15MG CBD
SMALL BATCH SPARKLING SODA
12 FL OZ (355 ml)
BACKYARD SODA CO
mango-jalapeño
15MG CBD
SMALL BATCH SPARKLING SODA
12 FL OZ (355 ml)

Simple Syrup

Backyard Soda currently sells five flavors of simple syrups; ginger lime, lavender lemon, mango jalapeno, Madagascar vanilla bean, and true grenadine. All syrups are made with whole natural ingredients. The syrups are intended to be mixed with sparkling water or cocktails to add extra flavor. Adding one serving of syrup (~31ml) makes five drinks. Syrups are sold through the Backyard Soda website in 375ml bottles that can be used for 10-12



servings. Several of the syrups (lavender lemon, ginger lime, and mango jalapeno) are used as the base ingredient for its CBD-infused sodas.



Ginger Lime Simple Syrup

- Ingredients: filtered water, pure cane sugar, lime juice, whole (fresh pressed) ginger, and kosher salt
- No artificial ingredients
- Makes easy and delicious Moscow mules
- Can be added to marinades, sorbets, and vinaigrettes



Lavender Lemon Simple Syrup

- Ingredients: filtered water, pure cane sugar, lemon juice, dried lavender flowers, citric acid, and salt
- No artificial ingredients
- Makes easy and delicious cocktails. Good mixer for vodka, tequila, and champagne.
- Locally sourced Lavender



Mango Jalapeno Simple Syrup

- Ingredients: filtered water, pure cane sugar, mangos, dried jalapenos, citric acid, and salt
- No artificial ingredients
- Makes easy and delicious margaritas
- Can be added to marinades, sorbets, vinaigrettes, and salsas



Madagascar Vanilla Bean Syrup

- Ingredients: filtered water, pure can sugar, brown sugar, whole Madagascar vanilla beans, kosher salt, and citric acid
- No artificial ingredients
- Makes easy and delicious cream soda and vanilla flavored coffee drinks
- A great addition to whipped cream, frostings, and icings



True Grenadine Simple Syrup

- Ingredients: filtered water, pure can sugar, pomegranate juice, orange blossom water, kosher salt, and citric acid
- No artificial ingredients
- Makes easy and delicious cocktails. Good mixer for rum, whiskey, and vodka
- Can be added to marinades, sorbets, and vinaigrettes



Use of Proceeds and Product Roadmap

Backyard Soda is seeking to raise a minimum of $25,000 and a maximum of $107,000. If the minimum amount ($25,000) is raised, Backyard Soda plans to allocate $10,000 (40%) to marketing activities, $7,500 (30%) on future wages, and $7,500 (30%) on manufacturing.

If the maximum amount ($107,000) is raised, Backyard Soda plans to allocate $45,000 (42.06%) to future staff wages, $25,000 (23.36%) to increase manufacturing, $20,000 (18.69%) on general marketing, $10,000 (9.35%) on working capital, and $7,000 (6.54%) on research and development. The company has discretion to alter the use of proceeds as needed.





Use of Proceeds ($25,000)
40.00%
30.00%
30.00%
General Marketing
Manufacturing
Future Wages

Use of Proceeds ($107,000)
42.06%
23.36%
18.69%
9.35%
6.54%
Future Wages
Manufacturing
General Marketing
Working Capital
Research and Development

Marketing: Backyard Soda plans to build brand awareness through social media marketing campaigns and promotional opportunities such as sponsorships, promotions at retail stores, and promotional items.

Manufacturing: To improve operational efficiency, the company plans to invest in manufacturing processes, purchase ingredients in bulk quantities, and increase production sizes with the aim of bringing down operational costs and increase margins.

Research and development: Backyard Soda plans to continue developing new flavors for its syrup and soda lines.

Future wages: New hires the company plans to add over the coming year include an operations/product manager and several brand ambassadors. The new operations/production manager will assist in improving operational efficiency, and the brand ambassadors will attend tasting events for marketing and brand awareness.

Product Roadmap

Over the coming year, Backyard Soda plans to add more flavors to its syrups and canned soda line. The company currently has 10-12 recipes in development, including low-sugar and low-calorie options. It may also look to add a bag-in-box (BIB) packaging line to on-premise customers looking to create a fountain drink option for customers.

Additionally, Backyard Soda wants to continue deepening its relationship with national and regional retailers such as Whole Foods and develop new channels with boutique groceries, liquor stores, bars and restaurants, gyms, and cannabis-focused retailers. Some luxury gyms have cafes or foods shops on-premise, and the company



believes this represents an interesting opportunity. Backyard Soda plans to access these new retailers through extending its distribution throughout North America via distribution partnerships.

Business Model

Recently, Backyard Soda shifted its concentration from non-CBD-infused flavored syrups to CBD-infused soda cans. The company believes that syrups are a great option for people having a party or who want to experiment with different flavors at home. However, they are not daily use products. The CBD-infused cans have the potential to reach a much higher velocity of sales. The company plans to continue producing its syrup because it is the base flavor for its CBD-infused sodas and because it's still popular with some consumers. Both the CBD-infused soda cans and syrups are produced by a third-party manufacturer using Backyard Soda's proprietary formula – enabling the company to avoid large fixed asset purchases and the related maintenance expenses.

Backyard Soda works with food brokers and distributors for placement into grocery stores, convenience stores, and liquor stores. Additionally, the company sells its simple syrups directly to consumers through its website and third-party websites (e.g. Amazon). The company provides wholesale pricing to retailers and on-premise accounts (i.e. bars and restaurants). It sells CBD-infused sodas in single cans and six-packs to stores. It sells simple syrups to retailers and on-premise accounts by the gallon. Eventually, Backyard Soda would like to add a monthly subscription service providing consumers with single-serve syrup-infused packets for at-home carbonation machines. It plans to build awareness for its products through its social presence and retail promotion opportunities.

Currently, Backyard Soda sells its CBD-infused cans to wholesale distributors for $2.375 per can. The suggested retail price for a can is between $4.39 and $4.99. Its syrups (375ml) sell for $12.99 on the Backyard Soda website and $22.99 on Amazon.


USER TRACTION


Backyard Soda began selling its CBD-infused sodas in August 2019. Through August 9, 2019, the company had sold 93 twelve-packs (1,116 cans), representing $2,673 in sales. It currently sells three flavors; ginger lime, lavender lemon, and mango jalapeno. Initial sales have been spread evenly among each flavor. CBD-infused sodas are sold through a distribution agreement with LoCo Food Distribution.

Since January, the company has also sold approximately $22,795 worth of simple syrups (as of August 9, 2019). Backyard Soda's most popular flavor has been ginger lime, accounting for 24.20% of sales, followed by lavender lemon, accounting for approximately 18.50% of sales. Through its distribution agreement with LoCo Food Distribution, simple syrups are sold at several Whole Food retail locations in Colorado.





Through July, Backyard Soda has generated $22,620 in revenue in 2019, a 27.25% decrease over the same period in 2018. Revenue through July decreased year-over-year, at least in part, due to a shift in strategy from Backyard Soda to focus on CBD-infused sodas. Over the same period, the company has achieved a gross margin of 46.48%. In 2018, the company generated $52,984 in total revenue for the year, with a gross margin of 25.21%. Backyard Soda's gross margin increased when compared to 2018, at least in part, due to more efficient manufacturing and business processes.



Through July, Backyard Soda has incurred $66,340 in total expenses for the year, a 12.90% increase over the same period in 2019. This increase in expenses can largely be attributed to an increase in wage expenses due to the hiring of an additional staff member. The additional staff member was hired in Q2 2019. Expenses in 2019 primarily consisted of cost of goods sold (COGS), advertising and marketing, lab fees, and wages. In 2018, the company incurred $111,327 in total expenses for the year. Expenses in 2018 primarily consisted of cost of goods sold (COGS), advertising and marketing, wages, and event fees.





Through July, the largest expense line item for Backyard Soda has been employee wages. Wage expenses thus far in 2019 comprised wages for three Backyard Soda employees until June, when the company hired a director of business development. COGS, the next highest expense line item, have decreased as a percentage of total expenses thus far in 2019 – compared to 2018 – due to the company's strategy switch and more efficient manufacturing, which has helped the company achieve better gross margins. The largest expense line item in 2018 was employee wages. The wage expense line item in 2018 comprised wages for three Backyard Soda employees. Wages were closely followed by COGS.

2019 (through July) Expense Breakdown
Wages: 54.33%
COGS: 19.17%
Advertising and Marketing: 3.50%
Lab Fees: 2.85%
Other Expenses: 20.15%

2018 Expense Breakdown
Wages: 35.80%
COGS: 35.60%
Advertising and Marketing: 9.68%
Event Fees: 4.85%
Other Expenses: 14.07%





Through July, Backyard Soda has incurred a net loss of $43,107 thus far in 2019, a 55.8% increase over the same period in 2018. The company's net loss has increased compared to the same period in 2018 for several reasons including:

- The business started in January 2018, with business functions ramping up throughout the year
- Increased expenses from additional staff
- A shift in the company's focus to CBD-infused soda away from its syrups

In 2018, the company incurred a net loss of $58,343 for the year. The net loss gradually increased throughout the year as more money was put into developing the business.



As of August 2019, the company had approximately $75,000 in cash on hand. Thus far in 2019, the company has had an average monthly burn rate of $7,595 giving it apprimately 10 months of runway assuming the burn rate stays consistent. The company is currently looking to raise up to $750,000 as part of a bridge-round of financing (of which this crowdfunding raise is a part). If the company is able to raise the full $750,000, it believes it will have approximately 18 months of runway.

INDUSTRY AND MARKET ANALYSIS

In 2017, the U.S. CBD industry grew by nearly 40% to reach a total market size of $367 million and is expected to reach nearly $2 billion by 2022. The CBD industry can be split into two categories, hemp-derived CBD, and marijuana-derived CBD. The U.S. hemp-derived CBD market is expected to reach $646 million by 2022, while the U.S. marijuana-derived CBD market is expected to reach $647 million by 2022. In 2017, hemp was grown in 19 different states across 25,500 acres of farmland with 70% of land allocated for CBD production, 20% for seed, and 10% for hemp fiber production.[ix]

Within the CBD industry are CBD-infused beverages. According to Zenith Global, a market research firm, U.S. sales of cannabis-based drinks reached $86 million in 2018. Zenith believes the market will undergo substantial growth in the coming years, reaching $1.4 billion by 2023. Key growth drivers of CBD drinks could include a loosening regulatory environment, investment from major beer brewers, and innovation by startups. Additionally, there has been a cultural shift towards drinks with natural ingredients with potential health benefits as consumers look to



reduce their alcoholic intake.[x] In addition to being part of the fast-growing cannabis industry, CBD beverages also stand to benefit from the recent trend in wellness beverages.[xi]

While infused beverages currently only make up 2-3% of total sales in the adult marijuana industry, Mark Hunter from Molson Coors believes it could soon account for 20-30% of cannabis sales. As a result, large alcohol brands like Molson Coors, Anheuser-Busch InBev, and Heineken have invested in cannabis-infused drinks in recent years.[xii] Additionally, beverage companies Coca Cola, Pepsi, and Starbucks have all indicated they are monitoring development in cannabis-based or infused beverages.[xiii]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[xiv] Increasing consumer interest in hemp and CBD is driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[xv] Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[xvi] According to a study by Harvard University, CBD is commonly used to address health issues such as anxiety, insomnia, and chronic pain. The strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet Syndrome and Lennox-Gastaut syndrome (LGS).[xvii]

Although the Farm Bill changed the federal government's position on hemp farming and the production of CBD oils, individual states have not responded in-kind and the debate on the substance's legality is still murky. The Department of Agriculture, which regulates hemp production, has promised to issue a framework outlining hemp production before the end of 2019. Also, in testimony before Congress, former FDA commissioner Scott Gottlieb suggested that potent CBD products be regulated as a pharmaceutical product requiring FDA approval, while low-dose products continue to be allowed to stay on the shelves of CBD merchants.[xviii]





In 2018, venture capital financings in cannabis companies surpassed $1.6 billion, a record high, and a 193% increase from 2017. Deal count in 2018 was also record-setting, with 225 venture financings. 2017 also saw significant growth in funding towards cannabis companies, with nearly $555 million invested, a 143% year-over-year increase, across 173 total deals. Deal count surpassed 100 total deals for the first time in 2015, with 123 such venture financings, a 124% increase from 2014. Between 2008 and 2018, there has been $2.97 billion invested across 722 venture capital deals in cannabis companies. Over 70% of capital invested from 2008 to 2018 occurred in 2017 and 2018.[xix]



COMPETITORS

Recess: Founded in 2017, Recess is a consumer wellness brand offering sparkling water infused with hemp extract. The company offers flavors for sparkling water like blackberry chai, peach ginger, and pomegranate hibiscus. Each flavor of sparkling water is made with hemp extract (typically 10mg of broad-spectrum oil), American ginseng, L-theanine, schisandra, filtered water, flavor concentrate, and cane sugar. An eight-pack of 12oz cans sells for $39.99 on the Recess website.[xx] Since the company launched in October 2018, it has sold around 400,000 cans.[xxi] It has raised $3 million in total as of February 2019.[xxii]

Queen City Hemp: Founded in 2015, Queen City Hemp is a provider of a range of CBD products including seltzers, oils, and topical creams. The company's seltzers come in four different flavors: blood orange, passion fruit, guava, and lemon lavender. Ingredients in Queen City Hemp seltzers include carbonated water, natural flavors, sorbate, and 5mg of CBD from hemp extract. A twenty-four pack of 12oz cans can be purchased on the company's website for $89.99.[xxiii] Queen City Hemps' oils and topical creams come with higher doses of CBD and range in price from $39.99 to $59.99. In January 2019 the company expanded its product availability to all 50 states.[xxiv]

Sprig: Founded in 2015, Sprig produces CBD-infused sparkling water. The company currently offers flavors including citrus, citrus zero sugar, lemon tea zero sugar, and melon zero sugar. Each can of Sprig sparkling water is made with 20mg of CBD isolate, derived from hemp. Other ingredients found in Sprig sparking water includes carbonated water, cane sugar, flavor extract, gum arabic, fruit and vegetable juice, and beta carotene. A twelve-



pack of 12oz cans sells for $50.00.[xxv] Sprig became the most-widely distributed CBD drink in the United States in 2019.[xxvi] The company has raised $2.8 million so far in funding.[xxvii]

Sweet Reason: Founded in 2018, Sweet Reason is a CBD-infused beverage brand. The company currently offers three flavors of CBD-infused sparkling water, grapefruit, cucumber mint, and strawberry lavender. Drinks are made with carbonated water, natural flavors, and 7mg of CBD isolate from organic hemp. A six-pack of 12oz cans sells for $39.99 on the Sweet Reason website.[xxviii] Sweet Reason drinks are currently offered in around 200 retailers in New York. The company raised $2.5 million in a seed round led by Lerer Hippeau with participation from RiverPark Ventures, Max Ventures, Subversive Capital, and angel investors in July 2019.[xxix]

Weller: Founded in 2017, Weller provides an assortment of CBD-infused products including a water-soluble CBD powder, CBD-infused sparkling water, and CBD-infused coconut bites. These products contain 0% THC, are lab tested and verified for potency, and contain 25 mg of broad-spectrum hemp extract per serving.[xxx] Weller Snacks products can be purchased through the company's website, with prices ranging from $14.99 for three packages of coconut bites[xxxi] to $80 for the Barista Blend water-soluble CBD powder.[xxxii] In July 2019, the company raised a $3 million Series Seed round, of which MicroVentures participated, bringing its total funding amount to date to $4.25 million.[xxxiii]

EXECUTIVE TEAM



Jonathan Schultz, CEO: As CEO of Backyard Sodas, Jonathan is responsible for managing all operations, product management, and sales. In addition to his current role, he also co-founded and continues to serve as an advisor to Trigram Software, a medical management software company. Prior to his current roles, Jonathan was the founder and a product manager at Phoncert, where he managed a cross-functional team and delivered a mobile fan engagement platform. Other work experience includes management and advisor roles across a variety of industries such as financial and statistics. Jonathan holds an undergraduate degree from Colgate University and an MBA from Case Western University.



Leah Schultz, Administrative Manager: As administrative manager of Backyard Sodas, Leah is responsible for all accounting functions, administrative duties, and monthly payroll. In addition to working at Backyard Sodas, she also currently works as a bookkeeper for Trigram Software. Prior to her current roles, she worked in bookkeeping for several different companies in the exercise, insurance, and outdoors industries. Leah holds an undergraduate degree in Environmental Geography from Colgate University.





Shawn Walker, Director of Business Development: As director of business development, Shawn is responsible for managing all sales and marketing efforts. He also oversees distribution agreements, events, promotions, and potential new partnerships. In addition to his role at Backyard Soda, Shawn is also currently a market manager for Wild Tonic Jon Kombucha, an alcohol brand. Prior to his current roles, Shawn worked in sales and marketing for Brew Dr. Kombucha, an alcohol brand, and in marketing and operations at Encompass Media Group. He also has prior experience in business development, digital marketing, and sales. Shawn holds an undergraduate degree from Indiana University.

PAST FINANCING

This raise is part of Backyard Soda's Convertible Note round in which it aims to raise up to $750,000 in total. Money raised outside this platform will be through a convertible note with the same valuation cap ($2.5 million) and discount (20%). So far, $100,000 has been raised this round though a convertible note from CanopyBoulder in April 2019 following the completion of CanopyBoulder's accelerator program.

Since inception, Backyard Soda has raised $130,000, all from CanopyBoulder. The $130,000 consists of $100,000 from a convertible note and $30,000 in common stock. The $30,000 worth of common stock (i.e. 8% of the company) was issued to participate in CanopyBoulder's 16-week accelerator program.

Round	Date	Security	Amount	Valuation Cap	Discount	Interest Rate	Maturity
Accelerator	April 2019	Common Stock	$30K	N/A	N/A	N/A	N/A
Accelerator	April 2019	Convertible Note	$100K	$2.5M	20%	8%	April 2021

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $2.5 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $2,500,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and



- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.prnewswire.com/news-releases/40-percent-of-us-adults-interested-in-trying-cbd-high-yield-insights-study-finds-300818424.html

ii https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

iii https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

iv https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

vhttps://www.zenithglobal.com/articles/2351?+US+cannabis+based+drinks+market+to+pass+%241+billion+in+2022

vi https://www.theverge.com/2019/7/30/18639829/weed-beer-drinkable-marijuana-cannabis-drinks-alcohol

vii https://www.brewbound.com/news/constellation-brands-4-billion-investment-in-canopy-growth-closes

viii https://www.forbes.com/sites/joemicallef/2019/05/22/how-the-cannabis-industry-is-revolutionizing-the-beverage-sector/#131c28395673

ix https://www.globenewswire.com/news-release/2018/08/14/1551412/0/en/CBD-industry-to-grow-to-2-Billion-by-2022.html

xhttps://www.zenithglobal.com/articles/2351?+US+cannabis+based+drinks+market+to+pass+%241+billion+in+2022

xi https://www.businessinsider.com/marijuana-infused-beverages-600-million-market-2022-2018-9

xii https://www.theverge.com/2019/7/30/18639829/weed-beer-drinkable-marijuana-cannabis-drinks-alcohol

xiii https://www.forbes.com/sites/joemicallef/2019/05/22/how-the-cannabis-industry-is-revolutionizing-the-beverage-sector/#131c28395673

xiv https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xv https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xvi http://fortune.com/2018/12/21/hemp-federal-farm-bill/

xvii https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

xviii https://www.politico.com/story/2019/05/31/states-hemp-oil-market-1460113

xix PitchBook Data, Inc.; Downloaded on March 28, 2019

xx https://www.takearecess.com/products/blackberry-chai

xxi https://www.poughkeepsiejournal.com/story/life/food/2019/02/14/recess-CBD-infused-sparkling-water-cannabidiol-hudson-valley/2605878002/

xxii https://www.cnbc.com/2019/02/13/online-brand-recess-just-opened-its-first-store-to-sell-CBD-drinks.html

xxiii https://queencityhemp.com/product/CBD-seltzer/?radius=25

xxiv https://www.just-drinks.com/news/queen-city-hemp-takes-CBD-seltzers-nationwide-as-us-farm-bill-sparks-hemp-boost_id127560.aspx

xxv https://drinksprig.com/products/citrus-zero-sugar

xxvi https://www.bloomberg.com/news/articles/2019-05-10/CBD-cold-brew-hard-kombucha-a-guide-to-the-summer-12-pack

xxvii https://www.nanalyze.com/2018/08/cannabis-drinks-investment-opportunity/

xxviii https://drinksweetreason.com/products/grapefruit

xxix https://www.foodnavigator-usa.com/Article/2019/07/02/Sweet-Reason-raises-2.5m-to-support-CBD-infused-sparkling-flavored-water-rollout

xxx https://www.welleryou.com/

xxxi https://www.welleryou.com/product-category/bites-coconut/

xxxii https://www.welleryou.com/product-category/cdb-drink-mix/



xxxiii https://www.bevnet.com/news/2019/weller-raises-3m-in-series-seed-round

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Backyard Soda Co, Inc.
31180 Cinnamonwood
Evergreen, CO 80439

Ladies and Gentlemen:

The undersigned understands that Backyard Soda Co, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated October 18, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on October 28, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Backyard Soda Co, Inc. 31180 Cinnamonwood Evergreen, CO 80439 Attention: Jonathon Schultz
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Backyard Soda Co, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

Backyard Soda Co, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Backyard Soda Co, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2.5 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is October 28, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

4

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in

following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

BACKYARD SODA CO



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

2

Please see the end of this presentation for important risk disclosure information.



CRAFT CBD SODA
AS NATURAL AS
YOUR BACKYARD



RAPID PRODUCT GROWTH

Whole, All-Natural Ingredients

Focus on Packaging And Branding

Deep Grocery And Natural Foods Experience

Growing Demand in CBD Market

THE PROBLEM

LACK OF:

01 Convenience

02 Retail ready-to-drink CBD soda options

03 All natural options




BACKYARD SODA CO
ginger-lime
BACKYARD SODA CO
lavender-lemon
15MG CBD

Cannabis-Infused Beverage Market in 2018 = $86M[i]

EXPECTED MARKET SIZE BY 2024

$2B

CBD market is expected to reach $2B by 2022[i]

$1.4B

CBD beverages are expected to reach $1.4B by 2023[ii]

$1.25T+

Global non-alcoholic beverage market by 2024[iii]

4.7%

Expected CAGR of 4.7% in global non-alcoholic beverages between 2019 and 2024[iii]

[i] https://www.globenewswire.com/news-release/2018/08/14/1551412/0/en/CBD-industry-to-grow-to-2-Billion-by-2022.html
[ii] https://www.zenithglobal.com/articles/2351?+US+cannabis+based+drinks+market+to+pass+%241+billion+in+2022
[iii] https://www.prnewswire.com/news-releases/global-1252-54-billion-non-alcoholic-beverage-market-to-2024--300893221.html



SIMPLE BACKYARD PLEASURE

WHEREVER YOUR BACKYARD MAY BE





Delicious soda mixer



Unique all-natural flavors



Convenient Grab-n-Go



Benefits of CBD

TEAM

JONATHAN SCHULTZ
CEO

—

BA - Colgate U./MBA Case
Western
Serial Entrepreneur



SHAWN WALKER
DIRECTOR OF BUSINESS
DEVELOPMENT

—

BA - Indiana University
Experience in Marketing
Beverages



LEAH SCHULTZ
BOOKKEEPING / ADMIN

—

15+ Years Bookkeeping for
Startups and Small Biz



ADVISORS

TOM TOMPKINS
President - ECHO
Listening Intelligence

JONATHAN FOLEY
Manager, Digital
Strategy – Nestle

KELLY BRUCE
20 years of grocery/private
label experience





TARGET BACKYARD SODA CONSUMER

YOUNG PROFESSIONALS
Looking to consume CBD on the go

- **SOCIAL**
  Instagram & Pinterest – First movers that like to refer others
- **ENVIRONMENT**
  Caring, like being outside, have backyard memories



USE OF FUNDS

$2.5 MILLION VALUATION CAP
20% DISCOUNT



Minimum Offer

- General Marketing
- Manufacturing
- Future Wages

30.00%
30.00%
40.00%



Maximum Offer

- Future Wages
- Manufacturing
- General Marketing
- Working Capital
- Research and Development

18.69%
9.35%
6.54%
23.36%
42.06%



POTENTIAL FUTURE OPPORTUNITIES

NEW MARKET
Restaurants and Bars

PARTNERSHIPS
Co-Branded canned cocktail
with spirit company

SUBSCRIPTION
CBD syrup packets for
home carbonation machines

INDUSTRY PERFORMANCE



262 total beverage and ingredient exits 2016 & 2017[i]



10.6X average EBITDA exit multiple in food and beverage industry[ii]



Natural beverages accounted for 40% of total food and beverage growth in 2017[iii]

BACKYARD SODA CO
ginger-lime
15MG CBD
·SMALL BATCH SPARKLING SODA·
12 FL OZ (355 ml)

[i]https://www.duffandphelps.com/-/media/assets/pdfs/publications/mergers-and-acquisitions/industry-inserts/consumer/food-and-beverage-ma-landscape-summer-2018.ashx
[ii]https://sdrventures.com/newsletters/food-beverage-reports/
[iii]http://capstoneheadwaters.com/sites/default/files/Capstone%20Food%20%20Beverage%20MA%20Coverage%20Report_Q1%202018_1.pdf



WHY BACKYARD SODA?





Strong Team
with Industry
Experience



All-Natural
CBD Beverage



Strong Market
Growth



THANK YOU!

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

Backyard Soda - Video Script

When you think back to great times, it's typically somewhere in the backyard. You're with friends, you're with family, typically you have a drink in your hand.

I always like to say at heart we're a simple syrup company, we like to make gourmet drinks simple. Coke and Pepsi at heart are syrup companies also, they just deliver their products in a lot of different vessels, so we're following in those footsteps on a little more natural level.

We truly believe in the all-natural aspect of this soda. The clean label is really key when it comes to the growth of the industry. Really 40% of all new dollars that are going into beverages are being spent on natural beverage.

I love watching people's reaction when the first drink it or try it or mix it with something. It's just fun putting a product out there that people enjoy that know that it's not artificial, that it's all natural, that they can give their kids a soda and not feel like they're putting chemicals in their bodies.

For the people that are really truly looking for an all-natural product, they can tell the difference. Between utilizing whole ginger and pressing that to 100% juice and utilizing something that taste like ginger through a natural flavor, kind of tincture or additive from that standpoint.

Our good friend owns an extraction company, and he was talking about infusing it into everything and we know that his stuff is pure and good and high quality, so that was never really a question.

We recently finished a business accelerator called Canopy Boulder. They receive hundreds of applications for each of their cohorts, they choose 10 and we were one of them. So that's not done easily and it's not done without money and this campaign just seemed like a fantastic opportunity to bring kind of the regular person who doesn't have a whole lot of access to investing, the opportunity to see and be a part of something that grows in the cannabis world so…

A lot of our friends have been like "hey, I'd love to invest" like "this is a great idea" like "how do I get involved" and I think this is a way of, you know, our friends and investors to get involved in this community of hanging out, having fun and just having a good time.

We've gotten great feedback on the product itself and we just wanted people to be a part of that.

EXHIBIT G
Webinar Transcript



Webinar Transcript
October 10, 2019

Brett: Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from Backyard Soda. We're joined today by Jonathan Schultz, CEO of Backyard Soda. As CEO of Backyard Sodas, Jonathan is responsible for managing all operations, product management and sales. In addition to his current role, he also co-founded and continues to serve as an advisor to Trigram Software, a medical management software company. Prior to his current roles, Jonathan was the founder and a product manager at Phoncert where he managed a cross-functional team and delivered a mobile fan engagement platform.

Other work experience includes management and advisor roles across a variety of industries, such as financial and statistics. Jonathan holds an undergraduate degree from Colgate University and an MBA from Case Western University. We are also joined today by Patrick Rea, the co-founder and CEO of CanopyBoulder, a cannabis-focused venture fund and business accelerator located in Boulder, Colorado, who also happens to be an investor in Backyard Sodas. How are you guys doing today?

Jonathan: Great. Thank you very much.

Patrick: Great.

Brett: Well, everyone, real quick before we get started, I want to just kind of give you the rundown on the format today. So, we're going to kick things off with… Jonathan's going to spend about five, ten minutes going through the pitch deck. Hopefully you guys can see that on your screen. And then we'll hear a little bit from Patrick afterward.

And then, during that presentation, we encourage you to send in questions. At the end of the presentation, we're going to go into Q&A, so we will field any of the questions that had been submitted and any of the ones that get submitted thereafter.

If you go over to your GoToWebinar control panel, there's a tab titled "Questions." You should be able to submit them. And there, they'll just go to me during the presentation so they won't interrupt Jonathan. And then I'll be moderating once we get into the Q&A. So that's the format. And with that, Jonathan, I'll let you take it away and introduce everyone to Backyard Sodas.

Jonathan: Fantastic. You very much. Appreciate you guys all being here. Hopefully everybody is well. If you're in Denver like me, you've experienced a pretty wild temperature change in our backyard here of 80 from yesterday to about three inches of snow outside the window today. So, it's kind of interesting.

Anyway, let me get started. So, just to kind of put a little weird statistic out there, fun fact, there's 1.9 billion servings of Coca-Cola consumed globally on a daily basis. It's kind of a shocking number. We think that's a good thing. I'll tell you why in a little bit, but thought I'd kind of throw that out there to start things off.

So, basically, at heart, Backyard Soda is a simple syrup company. We like things simple, and we started simple. It started out as snow cones and slushies in the streets of Denver and moved into some manufacturing from that standpoint. But, ultimately, when we decided we wanted to get into the soda business, we wanted to create a simple equation that would kind of solve some problems. And the whole idea was that if we took whole, all natural ingredients and we put a focus on packaging and branding, we added a team that had deep grocery and natural foods experience and added that to a massively exploding market, ultimately, we would get rapid product growth.

And, really, what that equation was looking to solve was kind of the lack of a few things. Number one, the lack of convenience. Number two, the lack of all natural options in the ready-to-drink CBD option, and, really, the lack of social normality. Ultimately, vape pens and tinctures, they're fantastic at home. Maybe

not the vape pens these days, but, ultimately, when you're out in a social situation, you don't find a lot of people pulling out their vape pen. You don't find a lot of people dropping tinctures into things. It's just not socially normal. However, what's more socially normal than a can of soda, whether you're at a ballgame, whether you're at work, or just hanging out with friends?

So, ultimately, we created that. We created a delicious ready-to-drink soda with all natural flavors. And, really, what we want to do is address this massive market. The market, currently, in the cannabis-infused beverage market is about close to $90 million, but the next five years, that CBD beverage market is expected to reach $1.4 billion. It's a massive growth rate on a regular basis. In the CBD market, in general, what we're seeing is incredible growth in the expectations to reach over $2 billion by 2022.

So, like I said, ultimately, we created a can that is ready to drink. We use unique flavors and whole ingredients. So, for instance, our ginger lime, we take whole ginger. We press that to 100% juice. We don't use things like natural flavors. Those natural flavors are because we use real ingredients, and we put that into that convenient grab-and-go can. It's as good at lunch as it is in a mixed drink and after work in addition to having the benefits of CBD.

We added that to a team that has national food, beverage experience, retail experience, myself having sales, operation and marketing experience. My wife, Leah, she comes from the administrative and operations side of the world, which is fantastic. And Shawn, who's our director of business development, worked for Brew Dr. Kombucha in the sales and marketing side, in addition to many years in event marketing and retail marketing across multiple sectors. In that, we've put together our team of advisors that come from CPG, they come from beverage, they come from CBD extraction and grocery. Really, we feel we've got the team to make that happen. We know we've got the team to make that happen.

Ultimately, the target consumer for our Backyard Soda, it is young professionals, but what we've found is it's actually across the board. We were at an event in New York last week, and we were doing tastings and can tell you that so many people come across and say, "This is fantastic. I love this. This is a great option for me because I don't drink anymore," or, "This would make a great cocktail," or "Wow, this is just great at lunch." And it wasn't necessarily just young professionals. It was across the board. Anywhere from 18 to 75, to be quite honest. But what we are finding is that the young professionals, they're social. Instagram and Pinterest are a great area for us to connect with those folks because we can create recipes, we can show kind of what we're doing with the beverage.

In addition, it's that environment. Caring, wanting to be outside, having that connection to that ideal backyard. And your backyard may not necessarily be the lush grass or a pool. It might be our mountains that you're going camping in, it might be an urban rooftop garden, whatever the case is. And we feel very strongly about taking care of our backyard, and that's one of the initiatives that we want to continue moving forward with Backyard Soda.

So, ultimately, as we raise funds, we're raising on a $2.5 million valuation cap, a 20% discount. Those use of funds are really to do three things. That's increase awareness through marketing, promotions and activation, increased sales and velocity. And when you add those two things together, ultimately we can increase and scale operations, and then create efficiency and increase margins.

So, some of that, obviously, is going to go to future wages in general marketing. Really, when we talk about wages, the key piece here is getting people into stores, getting activation happening, getting tastings. We know that when people taste the product, they love the product, so that's one of those key pieces, and that awareness and promotions all combines into that area. As we grow and we can start to bring on additional operational efficiencies by ordering larger quantities, again, that allows us to increase our margins. So, all of that is where the use of funds is going.

The new opportunities, potential future opportunities, I think this is a pretty exciting area. We're in retail and our syrups are currently in retail. We do non-infused syrup line. We've got five flavors at retail. We also work with some bars and restaurants that utilize it in their cocktail program and their natural beverage program, and we see that as a great opportunity for the new CBD side of the world, from the cans of the syrup.

The other piece, though, that I think is really potentially very exciting is a subscription market and an online presence, and while shipping cans is not what we're looking to do, that's a very inefficient way of, and expensive way, of getting product to people, because we are the syrup maker, and I think that is one of the big differences between us and a lot of our competitors, is that we actually create the base ingredient. We can send that off. When there's SodaStream users in the United States, along with other home carbonation machines, this is a great opportunity for them to be able to receive syrup on a regular basis, different flavors. We can send it a lot cheaper if we're just sending the syrup and we're not sending 80% water, and we see this as a great opportunity. We've already had some good feedback of people saying, "When can I order the syrup?" So, we're excited about that.

From an industry performance standpoint, this has been an exciting market, especially from an exit standpoint. There's been over 260 total beverage of ingredient exits over the last few years. Those are all coming at almost 11X EBITDA multiple, which is super exciting. Kind of getting back to that original number that I talked about of the 1.9 billion servings per day, it's the reason that we see that as a good thing is, one, that natural beverages is accounting for 40% of all the non-alcoholic growth in the beverage category. That's us. And so, we feel that we're incredibly well positioned in this market to not only gain market share, but, potentially, be an opportunity for acquisition.

So, ultimately, I guess I'll leave you with the fact that this is a huge market. It's growing rapidly. The timing is fantastic. We have a truly all-natural CBD beverage because we are utilizing whole ingredients. Like I said, that ginger is pressed, the lavender is grown from a farm. It's culinary lavender. We use that to produce a syrup up that is the base of the product, and we've got a team that has industry experience in order to get us not only into retail, but into grocery, into convenience store, into bars and restaurants, and ultimately, also, online.

From there, I guess I will open it up, or maybe Patrick has a few words to say, but thank you very much. I really look forward to answering questions.

Patrick: Yeah, Patrick right here. I'm the CEO and founder of CanopyBoulder. We're a venture fund and a business accelerator focused on the cannabis, CBD and hemp industry. We made over 130 investments into the space since we were founded in 2015, and the basis of our accelerator program is identifying strong teams that have a right to win in categories with significant tailwinds, and then putting them through a rigorous 16 week business program. It's sort of like a micro MBA on your business, where we focus on building a strong foundation in every element of the business, whether that's marketing, sales, operations, finance... and utilizing that foundation in our network to help the teams build traction and get prepared for what's to come.

Jonathan and the Backyard Sodas team came through the program in our most recent cohort, and what I can say is that a big part of what led to our decision about investment was the experience the team had selling into the natural and organic foods retail channel, and to other alternative retail environments, like beer stores.

There's nothing in the consumer products space that's better than firsthand experience doing what you're planning to do. We always like to hear what people plan to do, but we also want to know what they've done before. Jonathan, with Backyards Syrups had been trying to pioneer a path into natural organic retail and the other channels, so he very well clearly, and he and the team, understood what it takes to get a product into the stores at retail. Consumer products companies are often led by, or launched by, creatives who want a pretty product and it serves their needs, but they don't think about what it's going to take to get it to a large population of consumers through mass market retail. And that's a significant challenge.

So, what I can say is that there's a lot of retailers bringing on these types of products. The velocities, or turns, at the shelf, are rapid. The kind of experience that Jonathan's had with breaking into new retail accounts has been really phenomenal for a new product, and we're very excited about the strategic interest from retailers and other beverage companies in this space that has been, essentially, put on pause for a short amount of time, at least some of it, the biggest reaches because of waiting on FDA regulations. And we're excited for Jonathan to have some capital in the business to respond to that interest that is growing. Despite some challenges, there's a lot of consumer interest and demand for these products, and we're excited to be part of the Backyard Sodas team.

Jonathan: Thanks, Patrick.

Brett: Great. Thanks, Patrick. Thanks, Jonathan. Real quick, we did have a couple of people join in late, so I just want to remind everyone that you can submit any questions that you have for Jonathan or Patrick through the GoToWebinar control panel under the Questions tab. We already do have some that have been coming in, so thank you for that, and we will get to those in a minute.

First, real quickly, just Jonathan, if you don't mind, I'd love to have you touch on the Canopy experience as well. We heard Patrick's perspective on what they saw in Backyard Sodas. Having worked with some of Canopy's other portfolio companies and seeing the quality there, I think there's certainly a big brand name in the cannabis space and I think the fact that you guys, that they backed you guys is a big validator, so love to hear a little bit about where you guys were before the program, where you were out of that, and what that did for the company.

Jonathan: Absolutely. I just, first and foremost, can't say enough about how fantastic the Canopy experience was from kind of start to finish. And it's not an easy process. I just want to make that very clear. This is not something that you sort of show up and say, "Hello," and they say, "Come on. Join us." It's a pretty rigorous validation of your company and application process from that standpoint.

But we came in with what I'll call an idea for a product. We'd done some testing. We had felt pretty good about where we were with our formulations and, really, it was just about moving from point A to point B. They call it an accelerator for a reason. We started on May 4th, and by kind of mid-July, early August, we were starting to produce product and starting to really see traction of people with interest in the space. And I think that was really the key from an acceleration standpoint, and when you've got that time and that sort of support behind you to make the introductions that you need, to have the mentors that you can call on immediately that come from the industry, that you don't have to wait a week for maybe them to get back and then another week for them to schedule something, but literally, they say, "Yep, let's talk tomorrow," it is just a fantastic experience.

We were super excited because, as part of Canopy, we were allowed to apply to pitch at the Arcview Forum. And we were accepted not only that, but to pitch on the main stage at Arcview back in July, which was fantastic. So just the opportunities that Canopy opens up has been just fantastic. So, hats off to those guys. They run a phenomenal program, and not only that, but the companies that we worked with in our cohort and in previous cohorts, the comradery there, to be able to call them or create partnerships or bounce ideas off of, that is also fantastic. So, all around fantastic experience.

Brett: Great. Thanks for that, Jonathan. So, let's jump into some of these questions. So, the first one is "What will be your key niche? And give some examples of health food, mixology, others." You had a slide in there that talked about some of the different channels that you're going down, and maybe rather than just niche, I guess maybe you can talk a little bit about the go to market strategy and what the current focus is, and then how you see that expanding, just elaborating on what you mentioned in the one slide on those different slides that-

Jonathan: Yeah. Sure. I'm not sure if it's a niche, necessarily. I think CBD is probably a niche right now, but I think in a year or two it is definitely not a niche. For us, we've always been known as a mixer because of our simple syrups, and when people think of simple syrups, they think of cocktails. So, we have kind of followed along with that, and one of those pieces was to create flavors that work well on what I'll call both sides of the equation of alcoholic and non-alcoholic.

So that allowed us to go straight to a beer distributor and say, "We think this product works incredibly well in the liquor store." Ginger lime can sit right next to Gosling's Ginger Beer. Mango jalapeno can be a perfect option in the margarita mix section, but yet we can also take that to the convenience and grocery store channel and say, "Hey, this goes great in your cooler next to the root beer and next to the ginger ale." So, we feel really good about that.

It does mix well. We have kind of an elevated cocktail recipe card that we can use with many of our flavors. And many of our flavors are, moving forward, the same type of thing. When we come out with our strawberry mint or we do our peach rosemary, or things like that, which are coming up, pomegranate orange blossom, we know that we have the ability to work both sides there, and I think that is what are the key pieces that's interesting.

Again, with the syrup and the niche, we can still offer that syrup in the cocktail world, but we can also really start to expand to those home carbonation users. SodaStream, people have really taken a real, great

opportunity to cut down on waste, but they may want some flavoring for that. So, ultimately, we see a great opportunity there. So hopefully that answers that question.

Brett: Yeah, it does, and I think we've got another question that was sort of on that same topic about the syrups versus the canned sodas. So, during your presentation, you also mentioned focusing some of those sales on the syrups. What do you see as the bigger piece of the revenue generation between the two and how that might direct you moving forward?

Jonathan: Sure. So, by far, the canned product is where we see the growth, the velocity and the largest opportunity. RTD beverages, that market is continuing to grow. It's massive, and ultimately, simple syrups are not necessarily everyday use. Like I said, people think about simple syrups and they think about the Kentucky Derby party that they're having, or some sort of cocktail party that they want to play mixologist, and things like that.

As that market grows, we see the opportunity to build sales event. But, ultimately, what we think there's... The opportunity is to put it into, down the road, hopefully thousands of stores and they're turning at a case per week, which is 24 units per week per flavor. Those are the types of things that a bottle of simple syrup just is never going to do, but it does add potential revenue. Margins can get very high, especially if we're selling most of that syrup online, direct to the consumer. So, we see two different paths there, but the can is certainly the bigger opportunity.

Brett: Got it. Great. And then, also, you're setting up some nice segues here to other questions. So, one of them actually mentions Whole Foods stores and the expansion through that chain. I think you may have said this, are you in the Whole Foods in Colorado?

Jonathan: We are. We're in the Rocky Mountain region of Whole Foods and we have been with our syrups, and those are non-infused syrups. They basically sit in the soda section and, ultimately, what we see is that we've got that relationship. Whole Foods is one of the companies, along with the Safeways and the Krogers of the world that have not necessarily said, "We're opening up the CBD market to everything at this point." I think they are also waiting to kind of hear on the FDA, and as Patrick mentioned it, and as I kind of heard last week at the Arcview conference, things are kind of moving and I think we'll hear from that soon.

But what allows us to do is they know our product, they know our flavors, and now we can go in and kind of introduced this new version of our product a lot easier. And so that's why we're really excited to be a part of that organization. And, hopefully, that turns into something larger than just kind of this Rocky Mountain region and, hopefully, we can start to move into different regions.

Brett: Yeah, I think that's a great point that, unlike some of the other CBD consumer products companies out there, you guys, because you have one that's not a product that's not infused, you're already able to build the relationship with those retailers. So, we actually had a question related to Whole Foods, but I think it can be a little bit broader around pricing. So maybe you can talk a little bit about the pricing for the non-infused syrups versus the infused versus the cans a little bit.

Jonathan: Sure. So, we're a premium product. I will say that off the bat. Due to where ingredients and due to how we create the serves themselves and things like that, we do get a premium. So, our syrups are typically sold around $12, so $11.99. Depends on the retail store. That's a 12.7 ounce or 375 milliliter bottle that will make about 10 to 15 drinks. Obviously, it just depends on kind of how liberal you are with your syrup use.

Well, that's our non-infused product. When we moved to the can and the CBD side of the world, it's very interesting pricing right now. What we're seeing in stores is a single can selling anywhere from $4 to $5 at retail. It is a premium. People are excited. It's moving and that is something that we look at as an opportunity to really increase margins as we're able to bring our costs down. If that pricing's able to hold, that helps our margins dramatically. If that pricing ends up coming down, which, ultimately, I think it will. I think it will line up with the kombucha world pretty quickly, which is around $3.29 to $4.29 a bottle, depending on where you are. And, like I said, I think the cans line up pretty well there. Our margins kind of stayed as our costs go down. And, ultimately, I think our margins kind of move from around 40% right now up to into the mid-60s here at full production, and things like that.

The CBD infused syrups themselves, that's in a market where an eight ounce bottle, which, again, will make about eight to 10 drinks, those are selling in around $20 to $25 a bottle. There's 120 milligrams of full

spectrum CBD in each of those bottles. So, again, they're getting premium. People understand that these are all-natural ingredients and they're willing to pay for good a product. So, it'll be interesting over the course of the next, I think, 12 to 18 months kind of where the pricing goes. But I think, also, the wind's at our back, or the fact that a lot of hemp is being produced, which means that the cost of that input should start to go down also. And then, as we continue to grow our sales, the costs of things like cans and the cost of labels, all of those pieces only go in the right direction for us.

Brett: Got it. I've got a couple more questions here and then we'll be wrapping up, but so this one kind of goes, again, in line with some of the stuff you'd mentioned there about you guys are creating a premium product. "Where are you currently manufacturing the product, and does that play on changing?" And the same person asked a question about distribution as well, like what are you currently using as distributors, and then how that might change?

Jonathan: Sure.

Brett: So maybe you can speak to the manufacturing distribution.

Jonathan: So, we currently are in two co-pack manufacturers, so one that does the syrup for us and one that does our canning. Ultimately, that's a bit of a hassle to juggle between those two. It'd be really great to have it all in one place, but, for now, it works and it has the ability to scale, which is important.

             Where I see some opportunity is in the syrup production side itself. If we were able to bring that actually in-house, we could drop our cost of production by about 60% to 70%, and we can do that in a fairly low cost because we're not trying to go out and buy a $200,000 canning line. We're talking about some kettles, which are a much lower cost, and we can start to really maximize when we're producing, how much we're producing, and I think that would be great. The other piece is that there's an option, then, to utilize a mobile canning line to come in and do the canning on site. So, there's some opportunities there, and I think that that, definitely, is an option while still having the co-packers available to do what we need.

             From a distribution side, we have two distributors right now. One that focuses on the liquor store world. They're primarily a craft beer distributor, so we actually fit into their profile pretty well. They know how to sell cans, and what they do is allow us to go in with a non-alcoholic product. Here in Colorado, the law has just changed, and hopefully this isn't getting too granular here for those of you that aren't in Colorado, but liquor stores have been losing a lot of business, beer sales, because grocery stores are finally able to sell full strength beer. Well, it's allowing those of us that are in the non-alcoholic CBD market to place a product into a liquor store that the grocery store doesn't have yet, and so driving interest into those stores.

             We also have a distributor that focuses mostly on grocery specialty and on-premise, coffee shop-type locations. Both of those allow us to grow, really, exponentially over the next couple of years here in Colorado, but what it also allows us to do is, once one of the large national is ready to bring on a product like ours, we have some ability to say, "Here's some data behind this. Here's what we've been doing. Here's how we can show you what stores are working, how it's working, what the velocity is," and I think that allows us to, again, have a little bit of a leg up from somebody that's just trying to go in with a product that nobody has ever worked with.

Brett: Great. And so, this is the last question here, and before we let everybody get moving with their day, and that's about competition. You've mentioned a little bit of this during the presentation, but maybe you can elaborate a little bit more on when you look at the landscape of... I guess you compete with on a couple of different verticals, being syrups, non-CBD-infused, CBD-infused sodas, but maybe you can kind of give an overall view of the competitive landscape and how you feel you guys stand out.

Jonathan: Yeah. I think, number one, I get the question a lot about competition. "Oh, is there a ton of competition?" In the beverage industry, it's a very competitive industry. Look, nobody's denying that. From the CBD ready-to-drink beverage, there are brands coming in, but no one has taken the lead because there really hasn't been an opportunity to take the lead from that standpoint. And I think that's where we're excited at the opportunity to really grow rapidly.

             The big differentiator between us and our competitors, I guess, one, is that sort of relationships that we understand from the retail, from the distributor side, and how to work with those folks. But, number two, there's a huge difference between utilizing whole ingredients and utilizing what they'll call "natural flavors" that you'll see on the back of a lot of cans. When you pick up a can and it says it's raspberry soda, then you look on the label and the ingredient list and it says, "natural flavors" and there's no real raspberries in it, so, yes, those flavors have been created from natural ingredients, but they've all been done in the lab.

And so, people notice that. People can tell the difference in taste. I get this all the time. "Oh, my God, it tastes real." And there's something about wanting to put real things into your body, from that standpoint. So, I do think we have a huge differentiator there. And, as the market continues to evolve and look for truly all-natural products, that's where we have the opportunity to stand out.

Brett: Great. Well, I know for me, I can't wait 'til you guys are sold here in Texas so we can start stocking them here in the office. So, we're certainly looking forward to that and are excited to be working with you guys. And that's going to do it for the questions. For anyone who is either listening live, or for the folks who've listened to this recording after the fact, if you do have additional questions I would point you to, the best place would be on the microventures.com/crowdfunding/backyardsodas, or just go to the microventures.com page, click on the Invest tab, and then scroll down and you'll find the Backyard Sodas campaign page. We have the pitch deck that Jonathan went through, as well as a bunch of other information that our team helped put together with the assistance of the Backyard Sodas team. So, I think you can find a lot more information there, including some of the competitive analysis industry statistics, and some of the other members of the team.

And then there's also a discussion forum down at the bottom, so if you do have a burning question that you'd like to get addressed, you can submit it there and Jonathan and his team can address it. And then, of course, if you'd like to invest in the company, there's a bright orange Invest button up at the top right and you can click that and sign up if you don't have an account, or if you do, then we try to make it easy for you guys to facilitate that and would love to have you be a part of the company.

And then, I guess lastly, there's also some perks related to the campaign and those were all listed there, in addition to the terms of the investment itself. So, you can find stuff there as well. I think, for a certain level, there's even an investor party to meet the Backyard Sodas team out in Colorado. So, again, I would encourage you to look at that page and find any other information that you have.

And I want to thank everybody who did attend this live, and for anyone who is listening to this recording, and I also thank Jonathan and Patrick for their time. That's going to be it for us, Jonathan, unless you have any final words you'd like to close with.

Jonathan: I would just like to say, one, thank you. Two, we can't wait to have people try our soda. We'd love to have you as investors and part of our backyard, and I can say I'm pretty excited. We're going to throw a pretty awesome backyard party.

Brett: Sounds good. Well, thanks again, Jonathan. Thanks, Patrick, for the time, and thanks to everybody. That's going to conclude the webinar for today, and everyone have a great rest of the day and rest of your week.

Jonathan: Thank you.

Patrick: Thank you.

Brett: All right. Bye, guys.